# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TETRA TECH INC, CIK 0000831641
CUSIP: 88162G103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3475 EAST FOOTHILL BOULEVARD, PASADENA, California (CA), 91107
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001361570

## Reporting persons
- PICTET ASSET MANAGEMENT SA: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 14,018,887; shared voting power 0; sole dispositive power 14,018,887; shared dispositive power 0; aggregate amount beneficially owned 14,018,887 (5.2% of the class)
  Comment: Foreign Institutional Investor

## Item 1. Issuer
Name of issuer: TETRA TECH INC
Address of issuer's principal executive offices: 3475 EAST FOOTHILL BOULEVARD, PASADENA, CALIFORNIA, 91107.

## Item 2. Person Filing
Name of person filing: Pictet Asset Management SA
Address of principal business office or, if none, residence:
60 Route des Acacias
121 1 Geneva 73
Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Foreign Institutional Investor

## Item 4. Ownership
Amount beneficially owned: 14,018,887.00
Percent of class: 5.2
Sole power to vote or to direct the vote: 14,018,887.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 14,018,887.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Foreign Institutional Investor is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- PICTET ASSET MANAGEMENT SA: Karine Valtanen, Global Head of Compliance (02/11/2025)